EXHIBIT 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2010 fourth-quarter and full-year results and announces 2011 business outlook

  BCE Q4 net earnings applicable to common shares up 25.4% to $439 million; EPS up 26.1%

  Bell Q4 service revenue growth of 1.3%; operating income up 20.8%; EBITDA(1) up 1.1%

  Bell Wireless Q4 operating revenues up 8.3%, service revenues up 9.1%; blended ARPU up $1.26 on data revenue growth of 38%

  Capital investment of $860 million up 34.4% year over year to expand wireless and wireline broadband Internet capacity

  Another record quarter for wireless gross activations with 552,714; postpaid net activations up 42.6% to 156,708

  Bell Wireline Q4 operating income up 62.1%; Bell Wireline EBITDA up 6.9% on slowing NAS losses, TV revenue growth of 7.9% and cost reductions

  2010 financial guidance met

MONTRÉAL, February 10, 2011 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the fourth quarter of 2010 and announced its financial guidance for 2011.

BCE delivered strong financial performance with net earnings applicable to common shares growing by 25.4% to $439 million. EPS and Adjusted EPS(2) for the quarter were $0.58 and $0.60, representing growth of 26.1% and 17.6%, respectively. Bell had revenue growth of 0.9% on service revenue growth of 1.3%, reflecting strong wireless and TV revenue growth of 8.3% and 7.9%, respectively; operating income growth of 20.8%; EBITDA growth of 1.1%; wireless gross subscriber activations of 552,714 and postpaid net additions of 156,708; TV net additions of 23,019 and high-speed Internet net additions of 12,099.

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Our fourth-quarter performance closed an impressive year of execution by the Bell team, with very strong wireless performance, significant wireline EBITDA growth and continued progress in cost reductions and efficiency. We met all our increased financial targets for 2010,” said George Cope, President and CEO of BCE and Bell Canada. ”We substantially advanced Bell’s strategic agenda through our significantly increased investments in wireless and wireline broadband Internet capacity, driving customer additions on our growth services platforms, and acquisitions that support our strategic execution going forward – including CTV, Canada’s #1 media company, as well as Hypertec and xwave to support the growth in data hosting and cloud computing at Bell Business Markets.”

1/13

“Bell Wireless has significantly increased its postpaid market share thanks to strong market execution that leverages Bell’s world-leading HSPA+ network, superior range of smartphones and other devices, enhanced data services like Bell Mobile TV and the country’s largest wireless distribution network. At the same time, Bell Wireline achieved strong EBITDA growth, substantial decreases in NAS landline losses and solid Internet and TV net activations, thanks to the launches of next-generation Fibe TV and Fibe Internet on our quickly expanding broadband fibre network,” said Mr. Cope.

“Our financial performance for 2010 was highlighted by strong net earnings growth of 32.7% and substantial free cash flow generation, reflecting accelerated wireless revenue growth, industry-leading wireline EBITDA growth of 5.9% and margin improvement,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada.

“We also continued to maintain a sharp focus on our capital market objectives in 2010. We delivered on our commitment to increase returns to our shareholders through two increases in the common share dividend over the past twelve months, delivering a 35% increase overall since Q4 2008, and the completion of a $500 million share buyback in December at an average price per share of $30.80. We repaid $400 million of debt in 2010 from cash on hand, accessed the capital markets on attractive terms in November, and have maintained strong investment grade credit ratings. In addition, with the $750 million special voluntary pension contribution made in December, we are systematically addressing our solvency deficit in a permanent and comprehensive way,” said Mr. Vanaselja. “The 2011 financial guidance announced today reflects a well-balanced financial plan that calls for substantial free cash flow generation in excess of $2.2 billion and Adjusted EPS growth of 4% to 8% that supports the execution of our business plan and capital markets strategy centred on delivering increasing returns to BCE shareholders.”

Bell’s operating revenues increased by 0.9% this quarter, to $4,017 million, as higher wireless and TV revenues more than offset declines in local and access, long distance, wireline data and equipment and other revenues. For the full year, Bell’s operating revenues were $15,425 million, an increase of 2.7% compared to 2009.

Bell’s operating income increased by 20.8% to $691 million this quarter and by 22.2% to $2,972 million for the full year due to higher EBITDA, lower restructuring and other costs and lower depreciation and amortization. Bell’s EBITDA grew by 1.1% to $1,411 million this quarter and by 2.4% to $5,857 million for the full year with higher revenues, lower pension expense and cost reductions more than offsetting the impact of increased wireless subscriber acquisition and retention costs. Despite a significantly higher number of postpaid subscriber activations and customer handset upgrades year over year, Bell’s EBITDA margin was essentially unchanged, increasing by 0.1 percentage points to 35.1% this quarter.

Bell Wireless operating revenues increased by 8.3% this quarter with service revenues increasing by 9.1% and product revenues increasing by 3.9%. Bell Wireless operating income and EBITDA decreased by 18.8% and 11.5%, respectively, due to the significantly higher levels of gross activations and customer upgrades. Blended ARPU increased by $1.26 to $52.34 year over year as data revenue growth of 38% more than offset voice ARPU declines due to customer adoption of richer rate plans.

With gross activations of 552,714 and postpaid gross activations of 399,041, Bell Wireless surpassed records that were just set in Q3. In addition, Bell Wireless postpaid net additions of 156,708 represented the best Q4 postpaid net additions since Q4 2002. Full year 2010 postpaid

2/13

gross activations and net additions and total gross activations were also records for Bell Wireless for any calendar year. Prepaid gross activations were 153,673, or 31.2% lower than last year, reflecting an increase in competitive intensity, particularly at the low end of the market. The prepaid client base declined by 39,926 this quarter compared to a gain of 52,938 last year.

Bell Wireline operating revenues decreased by 2.5% as TV revenue growth was more than offset by declines in local and access, long distance, wireline data and equipment and other revenues. Bell Wireline operating income increased by 62.1% as a result of higher EBITDA, lower restructuring and other costs and lower depreciation and amortization. Bell Wireline EBITDA increased by 6.9% due to cost reductions and lower pension expense.

Bell Wireline had total NAS losses of 64,172 this quarter, an improvement of 40.3% compared to last year. TV subscribers increased by 23,019 compared to an increase of 40,889 in the same period last year. High-speed Internet subscribers increased by 12,099, an increase of 55.0% compared to the fourth quarter last year, led by increases in residential Internet customers that more than doubled year over year.

Bell invested $860 million of capital this quarter, or 34.4% more than the same period last year, reflecting increased investment in both our wireless and wireline broadband Internet capacity, including the continued rollout of fibre to residential neighbourhoods, multiple-dwelling units and fibre-to-the-home (FTTH) in Québec City, and the ongoing enhancement of our network to support Bell’s Fibe Internet and Fibe TV services. For the full year, Bell invested $2,463 million of capital, or 3.1% more than 2009. Bell’s capital intensity in 2010 was 16.0% with its focus on wireline fibre and HSPA+ wireless networks.

BCE’s cash flows from operating activities this quarter was $568 million compared to $948 million in the same period last year due to a voluntary special pension plan contribution of $750 million made in December 2010 which represented a significant increase over the $500 million voluntary special pension plan contribution made in December 2009. Free cash flow(3) this quarter, pre and post this special pension contribution, was $201 million and negative $549 million respectively. For the full year, BCE’s cash flows from operating activities was $4,724 million and free cash flow, pre and post the special pension contribution, was $2,124 million and $1,374 million, respectively.

BCE’s net earnings applicable to common shares this quarter were $439 million, or $0.58 per share, compared to $350 million, or $0.46 per share, for the same period last year. Earnings growth this quarter reflected lower depreciation and amortization and lower restructuring and other costs. For the full year, BCE’s net earnings applicable to common shares were $2,165 million, or $2.85 per share, compared to $1,631 million, or $2.11 per share.

BCE’s Adjusted EPS was $0.60 this quarter, an increase of 17.6% compared to last year as a result of higher EBITDA, lower depreciation and amortization and fewer outstanding BCE common shares as a result of share purchases made under the 2010 normal course issuer bid program. For the full year, BCE’s Adjusted EPS was $2.84 per share, or 13.6% higher than last year.

3/13

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2010	Q4 2009	% change
Bell (i)
Operating Revenues	4,017	3,982	0.9%
EBITDA	1,411	1,395	1.1%
Operating Income	691	572	20.8%
BCE
Operating Revenues	4,683	4,650	0.7%
EBITDA	1,744	1,737	0.4%
Operating Income	836	751	11.3%
Net Earnings Applicable to Common Shares	439	350	25.4%
EPS	0.58	0.46	26.1%
Adjusted EPS	0.60	0.51	17.6%
Cash Flows from Operating Activities	568	948	(40.1%)
Free Cash Flow	(549)	15	n.m
(i)	Bell includes the Bell Wireless and Bell Wireline segments.
n.m.: not meaningful

BCE’s operating revenues increased by 0.7% to $4,683 million this quarter and by 1.9% to $18,069 million for the full year as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 11.3% to $836 million this quarter and by 15.1% to $3,672 million for the full year as higher operating income at Bell was partly offset by lower operating income at Bell Aliant. BCE’s EBITDA increased by 0.4% to $1,744 million this quarter and by 1.4% to $7,188 million for the full year as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless Segment
With continued momentum from the launch of its world-leading HSPA+ network, Bell Wireless delivered another record quarter for gross activations along with strong postpaid net additions, data revenue growth of 38% and increased smartphone penetration.

  Total Bell Wireless operating revenues increased by 8.3% to $1,297 million this quarter. Service revenues increased by 9.1% to $1,151 million due to subscriber growth and wireless data revenue growth of 38%. Product revenues increased by 3.9% to $134 million due to an increase in activations and a higher smartphone mix. For the full year, total Bell Wireless operating revenues increased by 8.2% to $4,934 million with service revenues increasing by 9.2% to $4,481 million and product revenues increasing by 0.5% to $407 million.

  Blended ARPU increased by $1.26 to $52.34. Postpaid ARPU increased by $1.00 to $63.47 due to growth in data usage partly offset by increased customer adoption of competitive rate plans with more services and voice minutes included at lower monthly prices. Prepaid ARPU decreased by $1.49 to $16.96 due to the migration of high-value prepaid customers to

4/13

postpaid plans. For the full year, blended ARPU increased by $0.33 to $52.03, postpaid ARPU increased by $0.62 to $63.49 and prepaid ARPU increased by $0.61 to $17.76.

  Bell Wireless operating income decreased by 18.8% to $237 million this quarter and by 9.7% to $1,160 million for the full year as a result of lower EBITDA and higher depreciation and amortization. Bell Wireless EBITDA decreased by 11.5% to $385 million this quarter and by 5.0% to $1,721 million for the full year due to higher subscriber acquisition costs associated with higher gross activations, an increase in customer upgrades, and a higher smartphone mix.

  EBITDA margins on wireless service revenues decreased to 33.4% this quarter from 41.2% last year.

  Total gross activations were a new record this quarter at 552,714, or 5.5% higher than last year. Postpaid gross activations were 399,041, or 32.9% higher than last year, reflecting an emphasis on postpaid acquisition. Prepaid gross activations were 153,673, or 31.2% lower than last year, reflecting an increase in competitive intensity, particularly at the low end of the market.

  Total net additions were 116,782 this quarter, or 28.3% lower than last year. Postpaid net additions were 156,708 this quarter or 42.6% higher than last year. The prepaid client base declined by 39,926 this quarter compared to a gain of 52,938 last year due to lower prepaid gross activations and an increase in churn.

  The Bell Wireless client base reached 7,242,048 at the end of the quarter, an increase of 6.0% compared to last year.

  Postpaid churn increased to 1.5% from 1.3% and prepaid churn increased to 3.6% from 3.2%, reflecting an increase in competitive intensity, particularly from new entrants at the low end of the market. Blended churn increased to 2.0% from 1.8% last year.

  Cost of acquisition increased by 37.0% this quarter, to $448 per gross activation, due to higher handset subsidies and commissions.

Bell Wireline Segment
The Bell Wireline segment delivered improved year-over-year EBITDA performance, a significant improvement in network access line erosion and healthy subscriber activations in TV and high-speed Internet.

  Bell Wireline operating revenues decreased by 2.5% to $2,769 million this quarter as TV revenue growth was more than offset by decreases in local and access, long distance, data and equipment and other revenues. For the full year, Bell Wireline operating revenues increased by 0.3% to $10,695 million.

  Bell Wireline operating income increased by 62.1% to $454 million this quarter and by 57.8% to $1,812 million for the full year due to higher EBITDA, lower restructuring and other costs and lower depreciation and amortization.

  Bell Wireline EBITDA increased by 6.9% this quarter, to $1,026 million, due to cost reductions and lower pension expense more than offsetting lower operating revenues. For the full year, Bell Wireline EBITDA increased by 5.9% to $4,136 million due to cost reductions and lower pension expense.

  Local and access revenues declined by 5.4% to $733 million this quarter due to ongoing residential and business NAS erosion.

  Total NAS declined by 64,172 this quarter compared to a decline of 107,503 last year. Business NAS declined by 27,622 this quarter compared to a decline of 28,493 last year. Residential NAS declined by 36,550 compared to a decline of 79,010 last year due to growth in our Wholesale unit and the continued improvement of retail residential NAS losses for the thirteenth consecutive quarter. On a year-over-year basis, total NAS declined by 5.6%.

5/13

  Long distance revenues declined by 11.7% to $234 million this quarter due mainly to ongoing residential and business NAS erosion, and the increased adoption of unlimited or large block-of-time plans by residential customers.

  Data revenues decreased by 0.3% to $970 million this quarter as growth in IP and broadband connectivity service revenues, residential Internet service revenues and data-related equipment sales to large business customers were more than offset by lower legacy data service revenues.

  High-speed Internet subscribers increased by 12,099 this quarter, an increase of 55.0% compared to the same period last year. At the end of the quarter, Bell had 2,097,326 high-speed Internet subscribers, a 2.0% increase over last year.

  TV revenues increased by 7.9% to $450 million this quarter due to subscriber growth and customer upgrades to higher-priced programming packages.

  Total TV subscribers increased by 23,019 this quarter compared to an increase of 40,889 in the same period last year. At the end of the quarter, there were 2,020,098 TV subscribers, or 3.7% more than at the end of last year.

  TV subscriber churn increased to 1.5% from 1.3% last year.

  Equipment and other revenues decreased by 6.2% to $304 million this quarter.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $777 million this quarter, or by 1.0%, due to lower local and access and long distance revenues. Bell Aliant’s operating income decreased by 19.0%, to $145 million due to lower revenues.

Common Share Dividend
BCE’s Board of Directors declared a quarterly dividend of $0.4925 per common share, payable on April 15, 2011 to shareholders of record at the close of business on March 15, 2011.

International Financial Reporting Standards (IFRS)
The Canadian Accounting Standards Board set January 1, 2011 as the date that IFRS replaced Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises, including Canadian reporting issuers. BCE will prepare its financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant.

Preliminary draft reconciliations between Canadian GAAP and IFRS for BCE’s opening balance sheet at January 1, 2010, closing balance sheet as at December 31, 2010, and consolidated statement of operations for the year ended December 31, 2010 will be provided in BCE’s Annual MD&A. The adoption of IFRS is expected to result in an overall reduction of approximately $4.5 billion in BCE’s shareholders’ equity as at December 31, 2010, mainly related to a write-down to fair value and retrospective change to the straight-line method of depreciation for certain capital assets, and the recognition of the unfunded pension liability. Based on work performed to date, the adoption of IFRS will have minimal impacts on BCE’s consolidated statement of operations. Preliminary Adjusted EPS based on EPS using IFRS for the year ended December 30, 2010 is $2.79.

Outlook
BCE’s 2011 financial guidance reflects the continued progress in the execution of Bell’s 5 Strategic Imperatives and BCE’s capital markets strategy.

The financial guidance provided for revenue growth, EBITDA growth, Adjusted EPS growth, and free cash flow growth are based on financial results prepared using IFRS. Similarly, the guidance

6/13

provided for Adjusted EPS, free cash flow and capital intensity are calculated using IFRS-based results.

Given the trajectory of its wireless, TV and Internet businesses and an improving outlook in NAS erosion, Bell is targeting revenue growth of 1% to 2% in 2011. Bell Wireless revenue growth is expected to benefit from the significant investment made in 2010 in customer acquisition and retention along with continued growth in smartphone activations and data usage. Bell Wireline revenues are expected to benefit from growth in TV and Internet revenues from ARPU performance and the rollout of the Fibe TV footprint.

With higher wireless revenues and a continued focus on cost reduction, Bell is targeting EBITDA growth of 2% to 4% in 2011.

BCE is targeting Adjusted EPS of $2.90 to $3.00 in 2011 due to higher EBITDA and lower total pension costs. With the BCE annual common share dividend increase of 7.7% to $1.97 per share announced in December, BCE’s payout ratio is conservatively at the low end of its policy of 65% to 75% of Adjusted EPS for 2011.

BCE expects to be able to generate substantial free cash flow in 2011. Targeted free cash flow of $2,200 million to $2,300 million will provide BCE with financial flexibility to execute its capital markets strategy while maintaining robust levels of strategic capital investment at Bell to support the growth of its operations and further improve its competitive position.

BCE’s financial guidance for 2011 is as follows:

	IFRS 2010	Guidance 2011
Bell (i)
Revenue	$15,669 M
Revenue Growth		1% - 2%
EBITDA	$5,812 M
EBITDA Growth		2% - 4%
Capital Intensity	16.0%	~16%
BCE
Adjusted EPS	$2.79	$2.90 - $3.00
Adjusted EPS Growth		4% - 8%
Free Cash Flow (ii)	$1,412 M	$2,200 M - $2,300 M
Free Cash Flow Growth (iii)		2% - 6%

(i)	Bell’s 2011 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	Free cash flow of $1,412 million in 2010 includes the impact of a $750 million voluntary pension plan contribution made in December 2010.
(iii)	The range of free cash flow growth for 2011 excludes the $750 million voluntary pension plan contribution made in December 2010.

7/13

BCE’s financial guidance for 2011 does not reflect its pending acquisition of CTVglobemedia Inc. (CTV) and will be updated upon the completion of the CTV acquisition which is currently expected to close in Q2 2011.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its fourth quarter results and 2011 guidance on Thursday, February 10 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8530 or toll-free 1-877-240-9772 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 1525180#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2011/20110210/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets), as it relates to our 2010 and 2009 results prepared on a Canadian GAAP basis, does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations prepared under Canadian GAAP of operating income to EBITDA for 2010 and 2009 on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q4 2010	Q4 2009	2010	2009
Operating income	836	751	3,672	3,191
Depreciation and amortization of intangible assets	856	904	3,292	3,371
Restructuring and other	52	82	224	527
EBITDA	1,744	1,737	7,188	7,089

8/13

BELL	Q4 2010	Q4 2009	2010	2009
Operating income	691	572	2,972	2,432
Depreciation and amortization of intangible assets	715	758	2,726	2,804
Restructuring and other	5	65	159	483
EBITDA	1,411	1,395	5,857	5,719
BELL WIRELINE	Q4 2010	Q4 2009	2010	2009
Operating income	454	280	1,812	1,148
Depreciation and amortization of intangible assets	566	622	2,169	2,284
Restructuring and other	6	58	155	475
EBITDA	1,026	960	4,136	3,907
BELL WIRELESS	Q4 2010	Q4 2009	2010	2009
Operating income	237	292	1,160	1,284
Depreciation and amortization of intangible assets	149	136	557	520
Restructuring and other	(1)	7	4	8
EBITDA	385	435	1,721	1,812

(2)

The terms Adjusted net earnings and Adjusted EPS, as they relate to our 2010 and 2009 results prepared using Canadian GAAP, do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share prepared under Canadian GAAP to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively, for 2010 and 2009.

($ millions except per share amounts)
	Q4 2010		Q4 2009		2010		2009
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	439	0.58	350	0.46	2,165	2.85	1,631	2.11
Restructuring and other	18	0.03	48	0.06	127	0.17	339	0.44
Net (gains) losses on investments	-	(0.01)	(11)	(0.01)	(133)	(0.18)	(41)	(0.05)
Adjusted net earnings	457	0.60	387	0.51	2,159	2.84	1,929	2.50

9/13

(3)

The term free cash flow, as it relates to our 2010 and 2009 results prepared using Canadian GAAP, does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities prepared under Canadian GAAP to free cash flow for 2010 and 2009 on a consolidated basis.

($ millions)
	Q4 2010	Q4 2009	2010	2009
Cash flows from operating activities	568	948	4,724	4,884
Bell Aliant distributions to BCE	73	72	291	291
Capital expenditures	(1,022)	(760)	(2,959)	(2,854)
Other investing activities	(22)	(11)	(98)	(89)
Dividends paid on preferred shares	(28)	(26)	(108)	(107)
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(370)	(369)
Bell Aliant free cash flow	(25)	(116)	(106)	(300)
Free cash flow	(549)	15	1,374	1,456

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2011 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s dividend policy, the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at February 10, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 10, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current

10/13

expectations and plans relating, in particular, to 2011 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2011 contained in this news release, including, but not limited to: (i) growth in Canadian GDP of approximately 2.4% in 2011, compared to 2010, based on the Bank of Canada’s recent estimate, (ii) cost rationalization and cautious spending by business customers to continue given the modest pace of economic recovery, (iii) current levels of residential wireline competition to continue especially from cable companies and providers of Voice over Internet Protocol (VoIP) services, (iv) higher wireline substitution primarily due to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television, and (v) wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated in particular by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions
Our forward-looking statements for 2011 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) residential and business network access services (NAS) losses to further slow down despite continuing intense competition, (ii) continued customer migration to Internet Protocol (IP)-based systems and ongoing pricing pressures in our business and wholesale markets, (iii) Bell Mobility to maintain its market share of the incumbent wireless postpaid market, (iv) Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues, (v) higher wireless average revenue per unit (ARPU) driven by data usage and roaming growth, offset partly by lower voice ARPU due to increased competition, (vi) wireless EBITDA margin expansion, despite increased total spending on customer retention and acquisition, due to the favourable impact of significant subscriber loadings in 2010 and year-over-year growth in ARPU, (vii) continued broadband infrastructure and fibre expansion and upgrades to support our Internet Protocol Television (Fibe TV) and Internet services, (viii) approximately 2 million Fibe TV ready households and broadband fibre footprint to be extended to approximately 4 million homes by the end of 2011, (ix) broadband fibre improvements to drive increased subscriber and ARPU growth, as well as lower customer churn, (x) Fibe TV to contribute to stronger overall video subscriber growth, (xi) wireline expense reductions and operating efficiency gains, resulting from our ongoing focus on cost saving opportunities, to help offset costs associated with scaling Bell’s Fibe TV service and to continue to support maintenance of stable EBITDA margins.

Financial Assumptions
Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s pension expense to be approximately $120 million, based on an estimated accounting discount rate of 5.5% and an expected return on plan assets of 7%, with an estimated above EBITDA current service cost of approximately $170 million and an estimated below EBITDA net pension financing return of approximately $50 million, (ii) Bell’s total pension plan cash funding to be approximately $400 million, (iii) Bell’s cash taxes to be approximately $200 million, and (iv) Bell to repay its 2011 debt maturities.

11/13

Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning BCE, including, but not limited to: (i) depreciation and amortization expense slightly lower compared to 2010, (ii) restructuring and other expenses in the range of $100 million to $150 million, (iii) a statutory tax rate of approximately 28.3% and an effective tax rate of approximately 25%, and (iv) an annual common share dividend of $1.97 per share.

The foregoing assumptions, although considered reasonable by BCE on February 10, 2011, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2011 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2011 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our rates of NAS erosion and, generally, on our ability to retain existing, and attract, new customers, and the resulting impact on our pricing strategies, ARPU and financial results; variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; the level of technological substitution contributing to reduced utilization of traditional wireline voice services and increasing numbers of households that only have wireless telephone services; the increased adoption by customers of TV alternative services; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; the complexity and costs of our IT environment; events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase such essential products and services such as handsets; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be

12/13

maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals; and employee retention and performance.

We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 10, 2011, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca. BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 10, 2011 is incorporated by reference into this news release. For additional information, please refer to the February 10, 2011 Bell Analyst Guidance Call presentation available on BCE’s website.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bce.ca/mentalhealth. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

13/13